. V I S A In fi n it e X P..117 nc. 4Q20 Earnings Release February 23rd, 2021

‘ XP Inc. Reports 4Q20 Financial Results 2 São Paulo, Brazil, February 23 , 2021 – XP Inc . (NASDAQ : XP) (“XP” or the “Company”), a leading tech - enabled platform and a trusted pioneer in providing low - fee financial products and services in Brazil, today reported its financial results for the fourth quarter of 2020 and for the year ended December 31 , 2020 . To our shareholders : The events of 2020 were certainly demanding for all of us around the world . Faced with a pandemic of unimaginable proportions, we collectively became more resilient, supportive, flexible and aware that nothing can be taken for granted . Amid the catastrophic health crisis and the reality of quarantine, we reflected and reviewed the way we relate to our family, work, routine and old habits . After many challenges, we remain confident that better days are ahead . 2020 marked XP Inc . 's first as a publicly traded company, which presented new challenges in internal and external communications, governance and strategy . We have, undeniably become a better and more prepared company for the future since our IPO in December 2019 . I am convinced that our culture, which I consider our greatest asset and a key long - term competitive advantage, has been tested, strengthened and, without a doubt, was the main factor in successfully navigating this turbulent period and driving robust growth . I want to reinforce our values that we believe will allow all our employees to help transform the financial markets in Brazil and improve peoples’ lives over time : Dream Big – to continue to believe in “impossible” projects and build the bridges to make them possible. Open Mind – to never forget that there are no absolute truths, that mistakes are part of the journey and that great ideas and projects often come from where and when you least expect them . Entrepreneurial Spirit – to turn employees into owners of the company, with responsibilities to maintain the company’s competitive and ethical standards, and free from hierarchical limitations. After 2020 , I am convinced that the result of our values in practice is greater than the sum of the three separate parts, and I would like to share some concrete examples of how we have evolved during the year . Almost twelve months ago, at the beginning of the crisis, we experienced an unprecedented increase in trading volumes across our platforms . This allowed us to solve operational bottlenecks and anticipate investments in technology to guarantee the availability and robustness of services for our customers . We are proud of the improvements we have achieved in a short period of time, which have resulted in expanded capacity to manage new levels of demand . Even more remarkable is the fact that the entire team working on this has been working from home and, therefore, with a greater need for creativity, intensity and strong communication . We have also made significant progress on our ESG initiatives, accelerated by the pandemic that severely impacted the most disadvantaged part of the population in our country . We created the “Juntos Transformamos” movement, with the goal of delivering food and medical equipment quickly and effectively to the people who need it most, serving approximately 500 , 000 people thus far . Going forward, we are committed to leading by example and seeking to leave a better country for future generations . We created our ESG board and will strive to become an ESG reference, generating relevant and long - term impacts on society . Rest assured that this will be a recurring theme in our communications and one of our key priorities for years to come . Additionally, during 2020 we learned new ways to work as a team without necessarily being together physically . As a result, the XP Anywhere concept was born – permanent adoption of the flexible work model – as well as the Villa XP project, a sustainable and innovative space for XP employees, partners and clients . These initiatives will provide a better quality of life for our employees and their families, avoiding traffic and large displacements, allowing them to live outside large corporate centers and consequently enhancing commitment and

‘ performance . Also, we improved our ability to attract talent in Brazil and around the world and significantly lower our cost structure, which will drive significant benefits in terms of efficiency and long - term profitability . Throughout last year, we experienced significant digital acceleration . In this context, we revisited our long - term strategic planning and the pace with which we intend to address new markets and target new customers . The expected launches of our digital bank and credit card business, along with our recently available collateralized loan products, will enhance customer experience and drive expanded relationships . In terms of operating and financial results, we had the best year in our history . We generated gross revenue of R $ 8 . 7 billion , an increase of 58 % Y - o - Y . Our Adjusted Net Income totaled R $ 2 . 3 billion , an increase of 111 % Y - o - Y . Despite our accelerated growth, it is important to highlight the size of the market opportunity across the Brazilian financial system . The total revenue pool across the Brazilian financial system represents over R $ 770 billion , which today equates to almost 90 times the size of XP Inc . ’s revenue . Our existing footprint currently addresses roughly 20 % of total financial revenue in Brazil . Our plans include TAM expansion throughout our journey, always focused on maintaining our asset - light business model and leveraging the evolution of the capital markets as a lever for growth . As we have always done throughout our history, we have grown our company by connecting dots and picking low - hanging fruits, with a focus on profitability, execution and the experience of our clients, adding new businesses gradually and consistently . It is always important to remember that back in 2008 we were a brokerage firm that offered only one product (stocks) for only one customer profile (individuals) . Since then, we have built a dynamic ecosystem in terms of products and experiences encompassing multiple agents . We remain in the early stages of our journey, and we believe the growth we have achieved so far will be surpassed by what is yet to come . Finally, I would like to thank all market participants for the partnership and interactions throughout our first year as a listed company and reinforce my commitment and that of my partners to drive long - term value for shareholders . We are more motivated and energized than ever to build a legacy, inspire our country and contribute to the development of the Brazilian financial system across verticals . Guilherme Benchimol, CEO 3

Highlights

4Q20 KPIs

TOTAL AUC	ACTIVE CLIENTS	NPS
R$660 Billion +61% YoY	2.8 million +63%YoY	71

GROSS REVENUE	ADJUSTED EBITDA	ADJUSTED NET INCOME
R$2.6 Billion +41%YoY	R$891 Million +42%YoY	R$721 Million +73%YoY

2020 KPIs

GROSS REVENUE	ADJUSTED EBITDA	ADJUSTED NET INCOME
R$8.7 Billion +58% YoY	R$2.9 Billion 35.8% Margin	R$2.3 Billion 27.8% Margin

Key Business Metrics

	4Q20	4Q19	YoY	3Q20	QoQ	FY20	FY19	YoY
Operating and Financial Metrics (unaudited)								
AUC (in R$ bn)	660	409	61%	563	17%	660	409	61%
Active clients (in'000s)	2,777	1,702	63%	2,645	5%	2,777	1,702	63%
Retail – gross total revenues (in R$ mn)	1,844	1,155	60%	1,698	9%	6,271	3,676	71%
Institutional – gross total revenues (in R$ mn)	307	306	0%	239	28%	1,210	802	51%
Issuer Services – gross total revenues (in R$ mn)	323	221	46%	169	91%	688	507	36%
Digital Content – gross total revenues (in R$ mn)	25	30	-15%	32	-20%	130	112	16%
Other – gross total revenues (in R$ mn)	71	111	-36%	107	-34%	413	420	-2%
Company Financial Metrics								
Gross revenue (in R$ mn)	2,570	1,823	41%	2,245	14%	8,711	5,518	58%
Net Revenue (in R$mn)	2,395	1,691	42%	2,101	14%	8,152	5,128	59%
Gross Profit (in R$ mn)	1,559	1,204	29%	1,395	12%	5,451	3,522	55%
Gross Margin	65.1%	71.2%	-612 bps	66.4%	-132 bps	66.9%	68.7%	-181 bps
Adjusted EBITDA[1] (in R$mn)	891	627	42%	727	23%	2,918	1,679	74%
Adjusted EBITDA margin	37.2%	37.1%	11 bps	34.6%	258 bps	35.8%	32.7%	305 bps
Adjusted Net Income[1] (in R$mn)	721	417	73%	570	26%	2,270	1,074	111%
Adjusted Net Margin	30.1%	24.6%	544 bps	27.1%	294 bps	27.8%	20.9%	691 bps

[1] See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA.

4

‘ Operational Performance Assets Under Custody (in R$ billions) Total AUC reached R $ 660 billion on December 31 , up 61 % year - over - year and 17 % quarter - over - quarter . Year - over - year growth was driven by R $ 198 billion of net inflows and R $ 53 billion of market appreciation . Despite last year’s uncertainty and market volatility, XP delivered solid AUC growth, while continuing to strengthen brand recognition among Brazilian investors . Net Inflows (in R $ billions) Adjusted Net Inflow totaled R $ 37 billion in 4 Q 20 , stable relative to 3 Q 20 . The average monthly Net Inflow, adjusted for extraordinary equity inflows/outflows, was R $ 12 . 7 billion in 2 H 20 , up 17 % from R $ 10 . 8 billion in 1 H 20 . For 4 Q 20 , flows were strong across all channels and brands, led by the Private segment reflecting ongoing cross - selling opportunities across XP’s ecosystem . 5

‘ Active Clients (in 000’s) Active clients grew 63 % and 5 % in 4 Q 20 vs 4 Q 19 and 3 Q 20 , respectively . In 2020 , client growth was strong across channels, with XP Direct outpacing the IFA channel, and Rico accelerating in 4 Q 20 following the elimination of brokerage fees in September . Retail Equity DARTs¹ (million trades) ¹Daily Average Revenue Trades, including Stocks, REITs, Options and Futures Retail DARTs have held strong since 2 Q 20 with 2 . 6 million daily average trades in 4 Q 20 despite a typical seasonal slowdown in December due to the holiday season . Retail DARTs at Rico reached a record level in 4 Q 20 following the implementation of zero brokerage fees in September . 6

‘ Collateralized Credit Portfolio (in R$ millions) Our Credit portfolio reached R $ 3 . 9 billion of assets as of December 31 , 2020 , which represented 0 . 6 % of our total AUC . Demand was driven by both individuals and SMB clients, boosted by XP’s AUC growth and the Government’s decision to charge zero IOF (Tax on Financial Operations) on loans granted over the last two weeks of the year . The average duration of our credit book was 3 . 2 years , with a 90 - day Non - Performing Loan (NPL) ratio of 0 . 0 % at year - end . Furthermore, we highlight the asset - light nature of our loan book, which currently represents R $ 721 million of Risk - Weighted Assets and requires minimum regulatory capital of just R $ 58 million . The fact that most of our credit portfolio is collateralized minimizes capital needs for growth . Our book is mainly funded by the issuance of Structured Notes (COEs) and Deposits, which are distributed to clients on our platform . Net Promoter Score (NPS) Our NPS, a widely known survey methodology used to measure customer satisfaction, increased to 71 in December 2020 . Maintaining a high NPS score is a priority for XP since our business model is built around the client experience . The NPS calculation as of a given date reflects the average scores in the prior six months . 7

‘ 4Q20 Revenue Breakdown Total Gross Revenue (in R$ millions) Total Gross Revenue increased 41 % from R $ 1 . 8 billion in 4 Q 19 to R $ 2 . 6 billion in 4 Q 20 . For the year, gross revenue expanded 58 % to R $ 8 . 7 billion in 2020 from R $ 5 . 5 billion in 2019 . The increase was mainly driven by strong growth in the Retail business, which contributed 92 % and 81 % of the growth in 4 Q 20 and 2020 , respectively . 8

‘ Retail Retail Revenue (in R$ millions) 4 Q 20 vs 4 Q 19 Retail revenue grew 60 % from R $ 1 . 2 billion in 4 Q 19 to R $ 1 . 8 billion in 4 Q 20 . The main growth drivers included, in order of contribution : (1) Equities and Futures, reflecting resilient trading volumes and growing participation of retail investors at B 3 ; (2) Financial Products, represented by Structured Notes (COE) and equity - linked derivatives ; and (3) Fixed Income . In 4 Q 20 , Retail - related revenues represented 75 % of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and were composed of Derivatives with Retail Clients, Fixed Income secondary transactions, and Floating, among others . 2020 vs 2019 Retail revenue totaled R $ 6 . 3 billion in 2020 , a 71 % increase compared to 2019 , and contributing 81 % of total revenue growth, mainly driven by platform growth, both in AUC and Active Clients . For 2020 , Equities and Futures, Financial Products, and Fixed Income were also the main growth drivers, in order of contribution . 9

‘ LTM Take Rate (LTM Retail Revenue / Average AUC) 4 Q 20 take rate (for the last twelve months) remained stable compared to 4 Q 19 . Despite the strong growth in AUC during the period, higher Equities and Futures’ trading volumes and rising distribution of Financial Products and securities through Capital Markets worked as an offset . Note : LTM Take Rate (LTM Retail Revenue / Average AUC) . Average AUC = (Sum of AUC from beginning of period and each quarter end in a given year, being 5 data points in one year)/ 5 Institutional Institutional Revenue (in R$ millions) 4 Q 20 vs 4 Q 19 Institutional gross revenue remained stable in 4 Q 20 , since 4 Q 19 had strong performance fees from funds, which offset a higher equity trading volume in 4 Q 20 . In 4 Q 20 , Institutional revenue accounted for 16 % of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives, among others . 10

XP Inc.

2020 vs 2019

Compared to 2019, Institutional revenue grew 51%, from R$802 million to R$1.2 billion, driven by market activity benefiting both fixed income and equity trading volume.

Issuer Services

Issuer Services Revenue (in R$ millions)


+36%
688
507
+46%
323
221
4Q19
4Q20
2019
2020

4Q20 vs 4Q19

Issuer Services revenue expanded 46% year-over-year from R$221 million in 4Q19 to R$323 million in 4Q20. This increase was driven by (1) Equity Capital Markets (ECM), with 11 executed deals vs 8 in 4Q19, and (2) our Debt Capital Markets (DCM) division, with participation in 55 deals vs 51 in 4Q19.

2020 vs 2019

Issuer Services revenue grew 36% year-over-year, from R$507 million in 2019 to R$688 million in 2020, despite modest activity in 2Q20 due to overall market conditions. The increase was mainly attributable to (1) Equity Capital Markets (ECM), with 32 executed deals vs 13 in 2019 and (2) and Debt Capital Markets (DCM) division, with 147 deals vs 145 in 2019.

In 2020, XP Investment Banking was a protagonist in capital markets, ranked #1 in the distribution of (1) Fixed Income & Hybrid products (consolidated), (2) REITs distribution, and (3) in *CRA* (agribusiness certificate of receivable), participating in 25%, 56%, and 46% of total deals, respectively.

11

‘ Digital Content and Other Digital Content Revenue Gross revenue totaled R $ 25 million in 4 Q 20 , down 15 % from R $ 30 million in 4 Q 19 . When looking at full - year figures, Digital content had a solid year, growing revenues 16 % over 2019 . 4 Q 20 was impacted mostly by the absence of in - person events and courses compared to the same period of last year . Other Revenue 4 Q 20 vs 4 Q 19 Other revenue decreased 36 % in 4 Q 20 vs . 4 Q 19 , from R $ 111 million to R $ 71 million, primarily driven by a lower average Selic rate . In 4 Q 20 , other revenue accounted for 9 % of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross cash and a small portion related to our treasury’s asset liability management . 2020 vs 2019 Other revenue remained stable for the full - year comparison, impacted by a lower average Selic rate, offset by an increase in the average adjusted gross cash balance during the year . COGS COGS (in R$ millions) and Gross Margin 12

‘ 4 Q 20 vs 4 Q 19 COGS rose 72 % from R $ 487 million in 4 Q 19 to R $ 836 million in 4 Q 20 , reducing gross margin from 71 . 2 % to 65 . 1% , driven by an (i) 306 bps compression caused by long - term incentive plans to our IFAs, from which 182 bps are related to share - based compensation ; and (ii) 259 bps from product mix . 2020 vs 2019 For the year, COGS rose 68% , from R $ 1 . 6 billion to R $ 2 . 7 billion, driven by the increase in revenues from our IFA Network and active clients . Gross profit margin decreased 181 bps, also affected by the investments made in the IFA network in the second half of 2020 . SG&A Expenses SG&A Expense (ex - Share - Based Compensation) (in R$ millions) 4 Q 20 vs 4 Q 19 SG&A expenses (excluding share - based compensation) totaled R $ 717 million in 4 Q 20 , up 20 % from R $ 599 million in 4 Q 19 . Expenses, as a percentage of net revenue, decreased, even though we are significantly growing our headcount (over 50 % year - over - year) and being consistently developing our product offering and client experience to address an even greater addressable market . The efficiency gain in SG&A was allowed by past investments in technology and our highly scalable platform business model . 2020 vs 2019 SG&A expenses (excluding share - based compensation) for the full - year of 2020 totaled R $ 2 . 6 billion, an increase of 44 % over R $ 1 . 8 billion from 2019 . The efficiency gain, as mentioned above, is mostly related to our highly scalable business model, even considering investments to jump into a greater addressable market . 13

‘ Share - Based Compensation (in R $ millions) In December 2019 , we implemented our new partnership model, according to which existing or new partners may be entitled to share - based compensation based on cultural fit and individual performance, consisting of restricted stock units and performance share units . Expenses related to this model were significantly higher in 2020 . As of December 2020 , there was a total of 13 , 899 , 648 outstanding shares, or approximately 50 % of the total dilution planned and approved during IPO, on December 19 . In 2020 , we have anticipated a significant part of the approved dilution, and, for this reason, this increase should not be repeated at the same pace in new grants . We expect to use the approved dilution as originally planned : within five years counting from IPO . A portion of Share - Based Compensation is related to IFAs and allocated in COGS . 14

‘ Adjusted EBITDA Adjusted EBITDA¹ (in R$ millions) and Margin ¹ See appendix for a reconciliation of Adjusted EBITDA. 4 Q 20 vs 4 Q 19 Adjusted EBITDA grew 42% , from R $ 627 million to R $ 891 million . The growth was driven by (1) strong growth in Retail Revenue and (2) operating leverage in SG&A . Both were partially offset by higher COGS, impacted by investments made in our IFA Network . 2020 vs 2019 Compared to 2019 , Adjusted EBITDA expanded 74% , from R $ 1 . 7 billion to R $ 2 . 9 billion . Despite (1) growing our number of employees 50 % year - over - year, (2) investing in new business (such as credit cards and digital bank), and (3) investing in our IFA Network, adjusted EBITDA Margin expanded from 32 . 7 % to 35 . 8% . The margin expansion reflects the benefits of our operating leverage and technology investments made in the past, which provided scalability for the company . 15

‘ Adjusted Net Income Adjusted Net Income¹ (in R$ millions) and Margin 4Q20 vs 4Q19 Adjusted Net Income grew 73% , from R $ 417 million to R $ 721 million, driven by (1) strong performance of the Retail business and (2) a lower effective tax rate, as a result of our post - IPO corporate structure . Our adjusted net income margin expanded by 544 bps in 4 Q 20 . 2020 vs 2019 In 2020 , Adjusted Net Income grew 111 % vs 2019 and reached R $ 2 . 3 billion . The adjusted net margin expanded from 20 . 9 % in 2019 to 27 . 8 % in 2020 , up 691 bps, reflecting : (1) strong growth in Retail Revenue, which was mainly driven by Equity, Derivatives, Financial Products and Fixed Income, (2) a lower effective tax rate ; and (3) operating leverage in SG&A . ¹ See appendix for a reconciliation of Adjusted Net Income . Guidance We have revised our 3 - 5 year adjusted net margin guidance, from previous 18 - 22 % range to 24 - 30% . 16

‘ Cash flow 17 Net Cash Flow Used in Operating Activities Our net cash flow used in Operating activities represented by Adjusted net cash flow (used in) from operating activities (which in management’s view is a more useful metric to track the intrinsic cash flow generation of the business) increased to R $ 1 . 6 billion for 4 Q 20 from negative R $ 129 million in 3 Q 20 , and increased from R $ 1 . 4 billion in 2019 to R $ 3 . 0 billion in 2020 driven by :  Higher balance of securities and derivatives that we hold in the ordinary course of our business as a Retail investment distribution platform and as an Institutional broker - dealer (concerning the sale of fixed income securities and structured notes) ;  Our strategy to allocate excess cash and cash equivalents from treasury funds, from Floating Balances and private pension balances to securities and other financial assets . These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures ;  Increases in our banking activities from loan operations, deposits mainly derived from time deposits, structured operations certificates (COE) and other financial liabilities which include financial bills as a result of our expected growth in new financial services verticals .  Growth of our omnichannel distribution network through our network of IFA partners ;  Our income before tax of R $ 892 million in 4 Q 20 and R $ 3 . 0 billion in 2020 combined with non - cash expenses consisting primarily of (i) share - based plan of R $ 154 million in 4 Q 20 and R $ 233 million in 2020 (ii) depreciation and amortization of R $ 37 million in 4 Q 20 and R $ 143 million in 2020 , (iii) Losses on impairment and write - off of property, equipment, intangible assets and leases of R $ 11 million in 4 Q 20 and R $ 73 million in 2020 . The total amount of adjustments to reconcile income before income taxes for 4 Q 20 was R $ 229 million and R $ 564 million for 2020 . Net Cash Flow Used in Investing Activities Our net cash used in investing activities decreased from R$302 million in 3Q20 to R$202 million in 4Q20 and increased from R$161 million in 2019 to R$582 million in 2020, primarily affected by: Net cash flow (used in) from securities, repos, derivatives and banking activities Net cash flows from operating activities 656 990 Net cash flows from investing activities (202) (302) Net cash flows from financing activities 1 , 39 0 (478) (in R$ millions) 4Q20 3Q20 F Y 2 0 FY19 Cash Flow Data Income before income tax 663 632 2 , 42 1 1,544 Adjustments to reconcile income before income tax 229 128 564 206 Income tax paid (97) (126) (519) (403) Contingencies paid (1) (0) (2) (3) Interest paid (9) (44) (71) (28) Changes in working capital assets and liabilities 830 (720) 565 122 Adjusted net cash flow (used in) from operating activities 1,615 (129) 2 , 95 9 1,437 1 , 51 1 (3,814) (582) (161) 789 4,234 (959) 1 , 11 9 (1,448) (5,251)

‘  Our acquisitions of FinTech’s investments in associates and joint ventures of R $ 290 million in 2020 ;  the investment in intangible assets, mostly IT infrastructure and capitalized software development which increased from R $ 35 million in 3 Q 20 to R $ 66 million in 4 Q 20 and from R $ 89 million in 2019 to R $ 145 million in 2020 . Net Cash Provided by Financing Activities Our net cash flows from financing activities increased from negative R$478 million in 3Q20 to R$1.4 billion in 4Q20 and decreased from R$4.2 billion in 2019 to R$789 million in 2020, primarily due to:  R$1.4 billion related to proceeds from the issuance of shares related to our primary offering in 4Q20;  R$400 million related to principal payments of the first series of non - convertible debentures in 3Q20;  R$66 million related to a partial repurchase of the second series of non - convertible debentures in 2Q20;  R$4.5 billion related to the initial public offering proceeds in 2019 and;  R$22 million in 4Q20, R$78 million in 3Q20, R$153 million in 2020 and R$123 million in 2019 related to Payments of borrowings and lease liabilities. 18

‘ Fl o a t in g Bal a nce an d Adj u sted Gross Financial Assets (in R$ millions) 19 We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Floating Balance (and therefore attributable to clients) . We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans, less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE) and (3) less Floating Balance . It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities) . Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments . Floating Balance (=net univested clients' deposits) 4 Q 2 0 3Q20 Assets ( 1 , 052 ) ( 1 , 484 ) ( - ) Securities trading and intermediation (1,052) (1,484) Liabilities 20 , 30 3 15 , 16 0 (+) Securities trading and intermediation 20,30 3 15,16 0 (=) Floating Balance 19 , 25 2 13 , 67 6 Adjusted Gross Financial Assets 4 Q 2 0 3Q20 Assets 90 , 51 8 83 , 06 1 (+) Cash 1,95 5 642 (+) Securities - Fair value through profit or loss 49,59 0 38,70 2 (+) Securities - Fair value through other comprehensive income 19,03 9 9,589 (+) Securities - Evaluated at amortized cost 1,82 9 1,366 (+) Derivative financial instruments 7,55 9 13,14 9 (+) Securities purchased under agreements to resell 6,62 7 18,24 4 (+) Loans 3,91 8 1,369 Liabilities ( 60 , 484 ) ( 61 , 514 ) ( - ) Securities loaned (2,237) (1,112) ( - ) Derivative financial instruments (7,819) (12,730) ( - ) Securities sold under repurchase agreements (31,839) (35,254) ( - ) Private Pension Liabilities (13,388) (9,649) ( - ) Deposits (3,022) (1,627) ( - ) Structured Operations (2,178) (1,142) ( - ) Floating Balance ( 19 , 252 ) ( 13 , 676 ) (=) Adjusted Gross Financial Assets 10 , 78 2 7,871

‘ Other Information 20 Web Meeting The Company will host a webcast to discuss its 4 Q 20 financial results on Tuesday, February 23 , 2021 , at 5 : 00 pm ET ( 7 : 00 pm BRT) . To participate in the earnings webcast please subscribe at 4 Q 20 Earnings Web Meeting . The replay will be available on XP’s investor relations website at https : //investors . xpinc . com/ Investor Relations Team André Martins Antonio Guimarães Natali Pimenta ir@xpi.com.br

‘ Important Disclosure 21 IN REVIEWING THE INFORMATION CONTAINED IN THIS RELEASE, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This release is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This release was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this release is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward - looking statements . Past performance

‘ does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the release . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third - party sources . All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This release includes our Floating Balance, Adjusted Gross Financial Assets, Adjusted EBITDA and Adjustments to Reported Net Income, which are non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this release . 22 For purposes of this release : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão de Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . Although AUC includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies) . Rounding We have made rounding adjustments to some of the figures included in this annual report . Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them .

‘ Unaudited Managerial Income Statement (in R$ millions) ¹ A portion of total Share - Based Compensation is related to IFAs and allocated in COGS 4 Q 2 0 4 Q 1 9 YoY 3 Q 2 0 QoQ F Y 2 0 F Y 1 9 YoY Managerial Income Statement Total Gross Revenue 2,570 1,823 41% 2 , 24 5 14% 8,711 5,518 58% Retail 1,844 1,155 60% 1,698 9% 6,271 3,676 71% Institutional 307 306 0% 239 28% 1,210 802 51% Issuer Services 323 221 46% 169 91% 688 507 36% Digital Content 25 30 - 15% 32 - 20% 130 112 16% Other 71 111 - 36% 107 - 34% 413 420 - 2% Net Revenue 2,395 1,691 42% 2 , 10 1 14% 8,152 5,128 59% COGS (836) (487) 72% (706) 18% (2,701) (1,606) 68% As a % of Net Revenue (34.9%) (28.8%) - 6.1 p.p (33.6%) - 1.3 p.p (33.1%) (31.3%) - 1.8 p.p Gross Profit 1,559 1,204 29% 1 , 39 5 12% 5,451 3,522 55% Gross Margin 65.1% 71.2% - 6.1 p.p 66.4% - 1.3 p.p 66.9% 68.7% - 1.8 p.p SG&A (717) (599) 20% (669) 7% (2,584) (1,794) 44% Share Based Compensation 1 (136) (8) 1714% (44) 207% (250) (8) 3225% EBITDA 705 598 18% 681 4% 2,616 1,720 52% EBITDA Margin 29.4% 35.3% - 5.9 p.p 32.4% - 3.0 p.p 32.1% 33.5% - 1.4 p.p Adjusted EBITDA 891 627 42% 727 23% 2,918 1,679 74% Adjusted EBITDA Margin 37.2% 37.1% 0.1 p.p 34.6% 2.6 p.p 35.8% 32.7% 3.0 p.p D&A (37) (29) 30% (36) 3% (143) (92) 56% EBIT 668 569 17% 645 4% 2,473 1,629 52% Interest expense on debt (6) (22) - 71% (12) - 46% (53) (84) - 38% Share of profit or (loss) in joint ventures and associates 1 - n.a. (1) n.a. 1 - n.a. EBT 663 547 21% 632 5% 2,421 1,544 57% Income tax expense (60) (157) - 61% (91) - 34% (340) (455) - 25% Effective Tax Rate (9.1%) (28.7%) 19.5 p.p (14.4%) 5.3 p.p (14.0%) (29.4%) 15.4 p.p Net Income 602 390 54% 541 11% 2,081 1,089 91% Net Margin 25.2% 23.1% 2.1 p.p 25.8% - 0.6 p.p 25.5% 21.2% 4.3 p.p Non Recurring Items 118 27 343% 29 309% 189 (16) - 1305% Adjusted Net Income 721 417 73% 570 26% 2,270 1,074 111% Adjusted Net Margin 30.1% 24.6% 5.4 p.p 27.1% 2.9 p.p 27.8% 20.9% 6.9 p.p 23

Accounting Income Statement

(in R$ millions)

	4Q20	4Q19	YoY	3Q20	QoQ	FY20	FY19	YoY
Accounting Income Statement								
Net revenue from services rendered	**1,523**	**1,255**	*21%*	**1,278**	*19%*	**5,016**	**3,596**	*40%*
Brokerage commission	545	352	*55%*	548	*-1%*	2,140	1,288	*66%*
Securities placement	508	462	*10%*	388	*31%*	1,430	1,155	*24%*
Management fees	415	444	*-6%*	274	*51%*	1,224	1,035	*18%*
Insurance brokerage fee	39	37	*4%*	18	*118%*	113	106	*6%*
Educational services	23	23	*-1%*	25	*-11%*	118	98	*21%*
Other services	143	63	*129%*	155	*-8%*	478	275	*73%*
Taxes and contributions on services	(148)	(125)	*18%*	(131)	*13%*	(486)	(362)	*34%*
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	(115)	(4)	*n.a.*	190	*n.a.*	188	200	*-6%*
Net income from financial instruments at fair value through profit or loss	987	441	*124%*	633	*56%*	2,947	1,332	*121%*
Total revenue and income	**2,395**	**1,691**	*42%*	**2,101**	*14%*	**8,152**	**5,128**	*59%*
Expected credit losses	(17)	(3)	*463%*	(10)	*82%*	(56)	(9)	*490%*
Operating costs	(819)	(484)	*69%*	(696)	*18%*	(2,645)	(1,597)	*66%*
Selling expenses	(41)	(73)	*-44%*	(38)	*6%*	(135)	(155)	*-13%*
Administrative expenses	(936)	(597)	*57%*	(810)	*16%*	(3,014)	(1,891)	*59%*
Other operating revenues (expenses), net	86	35	*146%*	98	*-12%*	171	153	*12%*
Interest expense on debt	(6)	(22)	*-71%*	(12)	*-46%*	(53)	(84)	*-38%*
Share of profit or (loss) in joint ventures and associates	1	-	*n.a.*	(1)	*n.a.*	1	-	*n.a.*
Income before income tax	**663**	**547**	*21%*	**632**	*5%*	**2,421**	**1,544**	*57%*
Income tax expense	(60)	(157)	*-61%*	(91)	*-34%*	(340)	(455)	*-25%*
Effective tax rate	*(9.1%)*	*(28.7%)*	*19.6 p.p*	*(14.4%)*	*5.3 p.p*	*(14.0%)*	*(29.4%)*	*15.4 p.p*
Net income for the period	**602**	**390**	*54%*	**541**	*11%*	**2,081**	**1,089**	*91%*

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‘ Balance Sheet (in R$ millions) 25 2020 2019 Assets Cash 1 , 95 5 110 Financial assets 90 , 19 1 41,889 Fair value through profit or loss 57 , 14 9 26,528 Securities 49 , 590 22,443 Derivative financial instruments 7 , 559 4,085 Fair value through other comprehensive income 19 , 03 9 2,616 Securities 19 , 039 2,616 Evaluated at amortized cost 14 , 00 2 12,744 Securities 1 , 829 2,267 Securities purchased under agreements to resell 6 , 627 9,490 Securities trading and intermediation 1 , 052 505 Accounts receivable 506 462 Loan Operations 3 , 918 0 Other financial assets 70 20 Other assets 1 , 76 1 644 Recoverable taxes 128 243 Rights - of - use assets 183 227 Prepaid expenses 1 , 394 90 Other 57 83 Deferred tax assets 505 285 Investments in associates and joint ventures 700 - Property and equipment 204 142 Intangible assets 714 553 Total Assets 96 , 02 9 43,623

‘ 2020 2019 Liabilities Financial liabilities 70 , 60 1 31,842 Fair value through profit or loss 10 , 05 7 5,251 Securities 2 , 23 7 2,022 Derivative financial instruments 7 , 81 9 3,229 Evaluated at amortized cost 60 , 54 4 26,591 Securities sold under repurchase agreements 31 , 83 9 15,638 Securities trading and intermediation 20 , 30 3 9,115 Deposits 3 , 02 2 70 Structured operations certificates 2 , 17 8 19 Accounts payables 860 267 Borrowings and lease liabilities 493 637 Debentures 335 835 Other financial liabilities 1 , 51 4 9 Other liabilities 14 , 52 2 4,620 Social and statutory obligations 667 493 Taxes and social security obligations 436 345 Private pension liabilities 13 , 38 8 3,759 Provisions and contingent liabilities 20 15 Other 11 7 Deferred tax liabilities 8 5 Total Liabilities 85 , 13 2 36,467 Equity attributable to owners of the Parent company 10 , 89 5 7,153 Issued capital 0 0 Capital reserve 10 , 66 4 6,943 Other comprehensive income 231 210 Retained earnings - - Non - controlling interest 3 3 26 Total equity 10 , 89 8 7,156 Total liabilities and equity 96 , 02 9 43,623

XP Inc.

Adjusted EBITDA (in R$ millions)

	4Q20	4Q19	YoY	3Q20	QoQ	FY20	FY19	YoY
EBITDA	705	598	18%	681	4%	2,616	1,720	52%
(+) Stock Based Compensation	180	8	n.a.	44	305%	293	8	n.a.
(+) Offering expenses	6	22	-73%	2	216%	8	22	-65%
(-) Tax claim recognition (2010-2020)	-	-	n.a.	-	n.a.	-	(71)	-100%
Adj. EBITDA	891	627	42%	727	23%	2,918	1,679	74%

Adjusted Net Income (in R$ millions)

	4Q20	4Q19	YoY	3Q20	QoQ	FY20	FY19	YoY
Net Income	602	390	54%	541	11%	2,081	1,089	91%
(+) Stock Based Compensation	180	8	n.a.	44	305%	293	8	n.a.
(+) Offering expenses	6	22	-73%	2	216%	8	22	-65%
(-) Tax claim recognition (2010-2020)	-	-	n.a.	-	n.a.	-	(71)	-100%
(+/-) Taxes	(68)	(3)	n.a.	(18)	283%	(113)	25	n.a.
Adj. Net Income	721	417	73%	570	26%	2,270	1,074	111%

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